Exhibit 99.1

SES Successfully Prices €650 million of SPACE Hybrid Securities

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN, OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT)) OR IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

Luxembourg, 17 March 2026 — SES Financing S.à r.l., a wholly owned subsidiary of SES, announced the successful launch and pricing of the PNC5.25 Subordinated Perpetual with Automatic Conversion Events (“SPACE”) hybrid transaction, guaranteed on a subordinated basis by SES and SES Americom.

SES Financing S.à r.l. is rated Ba1 (stable) and BBB- (stable) by Moody’s and Fitch respectively.

The hybrid securities are expected to be rated Ba3 and BB by Moody’s and Fitch respectively, 2 notches below SES’ Long-Term Rating.

The securities will bear a coupon of 7.375% per annum and callable at par from 24 March 2031.

Upon issuance, the securities are expected to receive 100% equity credit (Basket H) from Moody’s (if sub-investment grade) and 50% equity credit from Fitch until the first reset date.

SES intends to apply the net proceeds from this transaction to refinance the upcoming 2.875% NC26 hybrid notes (approximately €525 million outstanding) in line with SES’s deleveraging and balance-sheet strengthening objectives.

BBVA, Goldman Sachs International and J.P. Morgan acted as Joint Global Coordinators and Joint Bookrunners, together with Citi, Deutsche Bank, HSBC and Société Générale as Joint Bookrunners.

The settlement is scheduled for 24 March 2026 and application has been made for the Securities to be listed on the Luxembourg Stock Exchange’s Euro MTF market.

Lisa Pataki, the CFO of SES commented: “We are pleased with the strong investor demand for our new SPACE Hybrid Bonds, reflected in 5 times oversubscribed order book and quality of support across the investor base. This new PNC5.25 of €650 million SPACE hybrid benefits from an innovative structure, achieving 100% Moody’s equity credit, providing a balanced solution between credit reinforcement and capital efficiency. This instrument allows us to strengthen our balance sheet and leverage reduction targets as well as preserve liquidity headroom and address near-term maturities. ”

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

ir@ses.com

Steven Lott

Communications

Tel. +352 710 725 500

SES.Press@ses.com

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “expected to”, “shall”, and “will”.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form F-4, such as risks relating to indebtedness and credit rating downgrades; ability of the group to service indebtedness; and adverse effects of failing to meet debt service obligations. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.